Schedule A

Pursuant to paragraph 3 of this Contract, each class will pay a management fee at the annual rate set forth below of the average daily net assets of the class (computed in the manner set forth in the Declaration of Trust throughout the month.

Class	Rate	Effective Date
Retail Class	0.10%	November 18, 2021

Class A	0.10%	November 18, 2021

Class M	0.10%	November 18, 2021

Class C	0.10%	November 18, 2021

Class I	0.10%	November 18, 2021

Multiple series trusts use this header:	FIDELITY CHARLES STREET TRUST
on behalf of Fidelity Sustainable Multi-Asset Fund

	By	/s/Laura M. Del Prato
Laura M. Del Prato President and Treasurer

FIDELITY MANAGEMENT & RESEARCH
COMPANY LLC

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	By	/s/Christopher J. Rimmer
Christopher J. Rimmer Treasurer